

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 24, 2008

Mr. Benjamin Leboe
Chief Financial Officer
800 West Pender Street, Suite 1410
Vancouver, British Columbia
Canada, V6C 2V6

Re: **Uranerz Energy Corporation**
        Form 10-KSB for the Fiscal Year Ended December 31, 2006
        File No. 1-32974

Dear. Mr. Leboe:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief